

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 6, 2013

<u>Via E-mail</u>
Howard Schwimmer
Michael S. Frankel
Co-Chief Executives Officers
Rexford Industrial, Inc.
11620 Wilshire Boulevard, Suite 300
Los Angeles, CA 90025

> **Re:** **Rexford Industrial, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 23, 2013**
> **File No. 333-188806**

Dear Messrs. Schwimmer and Frankel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distribution Policy, page 71

1. We note your response to comment 2 of our comment letter dated May 10, 2013. Please revise the renewal assumption to reflect the experience extended back to the first quarter of 2011 as disclosed in footnote 3 or advise.

Rental Revenue and Tenant Recoveries, page 81

2. We note the addition of the leased percentage on page 81. Please clarify the significance of the difference between the occupied and the leased amounts.

Property Revenue and Operating Expense, page 134

3.   Please tell us your considerations related to including the total abatements in a footnote instead of reflecting its impact in the table. Also, please quantify the difference, if any, between the base rent disclosed here and the rental revenue reflected in your financial statements for the same time period.

Pro Forma Financial Statements, page F-6

4.   Please tell us what methods you relied on in determining the fair value of Rexford Sponsor LLC and Rexford Fund V REIT LLC presented in footnote B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Latham & Watkins, LLP